

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Tristan Head
Officer
Trawlers Limited
Fort Anne
Douglas, IM1 5PD, Isle of Man

      Re: Hornbeck Offshore Services, Inc.
          Trawlers Limited
          Manchester United plc
          SC TO-T filed January 17, 2024
          File No. 005-86956

Dear Tristan Head:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Schedule TO-T Filed January 17, 2024

SUMMARY TERM SHEET, page 1

1.   Please revise the response to the question on page 8 captioned "IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT ME?" to address the impact that the Purchaser's planned acquisition of the Class B Shares from the Sellers and of the Class A Shares pursuant to the Closing Share Subscription and the Subsequent Share Subscription will have on existing shareholders who do not tender. For example, how will those shareholders' voting power be affected?

Should the Offerors' Financial Condition be Relevant to my Decision to Tender in the Offer?, page 4

2.   We note that you have not provided bidder financial statements in connection with the Offer and your disclosure here asserts that such financial information is not material.

> However, we note that this Offer is for 25% of the Class A Shares and offerors have separately agreed to purchase 25% of the Class B Shares from Sellers. Offerors are a natural person and newly-incorporated entity created for purposes of this Offer. Refer to Item 10 of Schedule TO, including Instruction 2 to that Item. It appears that offerors' financial statements are material in the context of this Offer, not simply due to their ability to pay for tendered securities, but also because they will maintain a significant equity stake in the Company going forward and their financial condition may be relevant to remaining Class A shareholders. Please revise to provide financial statements for the Offerors. Refer to Instruction 4 to Item 10 of Schedule TO with respect to providing financial statements of a natural person. In addition, please advise how you will disseminate this information to security holders in amended offer materials.

10. Source and Amount of Funds, page 27

3. Please expand the disclosure in this section to include the total amount of funds required to complete the Closing Share Subscription and the Subsequent Share Subscription, and how Purchaser expects to pay for such subscriptions.

13. Summary of the Transaction Agreement and Certain Other Agreements, page 31

4. Refer to your statement in the first paragraph of this section that the summary of the material provisions of the Transaction Agreement and other agreements "is not intended to be complete..." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Transaction Agreements and other agreements discussed therein. Please revise to avoid characterizing the disclosure here as incomplete.

17. Miscellaneous, page 68

5. We note the statement that "the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Class A Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions